Filed by Gartner, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CEB Inc.

Commission File No.: 001-34849

Gartner CEB Transaction All Associate Intranet FAQ

1.	What was announced?
•	Gartner has entered into an agreement to acquire CEB, the industry leader in providing best practice and talent management insights, in a cash and stock transaction valued at approximately $2.6 billion.

2.	Who is CEB?
•	Based in Arlington, Virginia, CEB provides best practice and talent management insights across a range of business functions, including Human Resources (HR), Sales, Finance and Legal, that complement our analyst-driven, Information Technology (IT), Marketing and Supply Chain-focused syndicated research and advisory services.
•	CEB has more than 4,600 associates in over 50 offices worldwide, and clients comprising more than 10,000 organizations and 21,000 leaders, with deep relationships across the Fortune 500.
•	Like Gartner, CEB is a public company listed on the NYSE. It generated $928 million in revenue and $243 million in adjusted EBITDA in 2015.
•	Together, Gartner and CEB will employ more than 13,000 associates serving clients in more than 100 countries worldwide.

3.	Why is Gartner acquiring CEB?
•	We have known and admired CEB for many years.
•	This is a highly complementary combination that will significantly broaden our capabilities, expand our services and increase our market opportunity.
•	CEB’s large enterprise clients will benefit from Gartner’s expertise in technology as decision-making is increasingly taking place across a wider range of functional roles beyond IT.
•	We will also accelerate CEB’s contract value growth by leveraging our proven practices and global scale.
•	From a financial perspective, the acquisition will deliver attractive short and long-term financial benefits.
•	Importantly, this acquisition is consistent with our growth strategy to help our clients make the right decisions with confidence, every day.

4.	What does this mean for Gartner and CEB clients?
•	Gartner and CEB offerings will continue to be offered separately.
•	We will also develop new products and will share more information once available.
•	Together, we will provide a comprehensive and differentiated suite of advisory services aligned to the mission-critical priorities of virtually all functional business leaders across every industry and size of enterprise worldwide.
•	We will introduce CEB’s large enterprise clients to our existing research and advisory services. CEB’s clients will benefit from our expertise in technology as decision-making is increasingly taking place across a wider range of functional roles beyond IT.
•	We will also accelerate CEB’s contract value growth by leveraging our proven practices and global scale.
•	Gartner’s clients will benefit from a comprehensive suite of new syndicated research and advisory products that leverage CEB’s existing strength in Human Resources, Sales, Finance and Legal.

•	Gartner will also expand CEB’s existing best practice and talent management insights into the mid-size enterprise segment, where we have a strong global market presence.

5.	Once the transaction is closed, will Gartner clients automatically get access to CEB’s services and vice versa?
•	No. Gartner and CEB offerings will continue to be offered separately. We will also develop new products and will share more information once available.

6.	What does this mean for Gartner associates?
•	Together, Gartner and CEB will employ more than 13,000 associates serving clients in more than 100 countries worldwide.
•	Associates will ultimately benefit from expanded career opportunities as part of a larger, stronger and rapidly growing company with enhanced capabilities offering a more comprehensive and differentiated suite of products and advisory services.
•	It is important that we remain focused on our clients and continue executing on our existing day-to-day priorities.
•	Until the transaction closes, which is expected to occur in the first half of 2017, Gartner and CEB will continue to operate as independent companies.
7.	What are the next steps to complete the acquisition? What should I expect between now and then?
•	We expect to complete the transaction in the first half of 2017, subject to the approval of CEB shareholders and the satisfaction of customary closing conditions, including applicable regulatory approvals.
•	Until that time, Gartner and CEB will continue to operate as independent companies.
•	We will form a joint, cross-functional team that will develop plans on how best to bring Gartner and CEB together and capitalize on the capabilities across each organization.
•	During this time, it is important that we remain focused on our clients and continue executing on our existing day-to-day priorities.
•	We will keep you informed as integration plans are finalized.

8.	How long will the integration process take?
•	Today’s announcement is just the first step in a process.
•	Gartner and CEB are well aligned from a culture, talent and business model perspective, which will support a seamless integration for our associates, clients and partners.
•	The joint integration team will keep you informed as integration plans are finalized.

9.	Once the acquisition is completed, will CEB continue to operate separately or be integrated into Gartner? Will the combined company operate under two separate brands or a single name?
•	We will form a joint, cross-functional team that will develop plans on how best to bring Gartner and CEB together and capitalize on the capabilities across each organization.
•	At this stage it’s simply too early to draw any conclusions about the decisions that will be made as a result of what will be a thoughtful, detailed integration process.
•	Although we can’t give a definitive answer to this question yet, we are committed to keeping you informed throughout the integration process.

10.	How will the transaction impact client relationships and ongoing projects? Will there be any changes to clients’ contracts as a result of this transaction?
•	There should be no change from our clients’ perspective. Gartner and CEB will continue to operate as independent companies until the transaction closes.
•	All contracts remain in force and clients should rest assured that they can continue to work with Gartner and CEB just as they have in the past.

•	Once the acquisition is completed, we aim to be in a position to start introducing our clients to an additional range of services aligned to their mission-critical priorities.

11.	Can I reach out to my CEB counterpart? When can we start offering CEB products?
•	No. Until the transaction closes, Gartner and CEB will remain independent companies. Please do not reach out to CEB associates at this early stage in the process.
•	If you receive a request from a client or prospect about CEB’s services, please explain that we need to operate as independent companies until the transaction closes and, as such, they should contact CEB directly.

12.	What should I do if I am contacted by an external party such as the media or an investor?
•	Consistent with our company policy, if you receive any inquiries from members of the media, please forward them to Andrew Spender, Group Vice President, Branding, Public Relations & Marketing Communications, at andrew.spender@gartner.com.
•	If you receive any investor inquiries, please forward them to Sherief Bakr, Group Vice President, Investor Relations, at investor.relations@gartner.com.
•	Please refer clients to Gene Hall’s announcement on the Gartner website.

13.	Who can I contact if I have more questions?
•	If you have questions in the interim, please contact integration@gartner.com.

Cautionary Note Regarding Forward-Looking Statements

This Current Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Gartner’s expectations, strategy, plans or intentions. Gartner’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including but not limited to:

•	failure of CEB stockholders to adopt the Merger Agreement or that the companies will otherwise be unable to consummate the Merger on the terms set forth in the Merger Agreement;
•	the risk that the businesses will not be integrated successfully;
•	the risk that synergies will not be realized or realized to the extent anticipated;
•	uncertainty as to the market value of the Gartner merger consideration to be paid in the Merger;
•	the risk that required governmental approvals of the Merger will not be obtained;
•	the risk that Gartner following this transaction will not realize its financing or operating strategies;
•	litigation in respect of either company or the Merger; and
•	disruption from the Merger making it more difficult to maintain certain strategic relationships.

The forward-looking statements contained in this Current Report are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission (“SEC”), including our Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the Securities and Exchange Commission on February 24, 2016 and those discussed in “Risk Factors” in the S-4 to be filed by Gartner with the SEC at a future date and in the documents which are incorporated by reference therein. The forward-looking statements in this Current Report are based on information available to Gartner as of the date hereof, and Gartner disclaims any obligation to update any forward-looking statements, except as required by law.

Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving Gartner and CEB. In connection with the proposed transaction, Gartner will file with the SEC a Registration Statement on Form S-4 that includes the preliminary proxy statement of CEB and that will also constitute a prospectus of Gartner. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Gartner may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this communication are not offers to sell Gartner securities, are not soliciting an offer to buy Gartner securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval. The definitive proxy statement/prospectus will be mailed to stockholders of CEB.

GARTNER AND CEB URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Gartner (when they become available) may be obtained free of charge on Gartner’s website at www.gartner.com or by directing a written request to Gartner, Inc., Investor Relations, 56 Top Gallant Road Stamford, CT 06902-7747. Copies of documents filed with the SEC by CEB (when they become available) may be obtained free of charge on CEB’s website at www.CEBglobal.com or by directing a written request to CEB, Inc. care of Investor Relations, 1919 North Lynn Street, Arlington, VA 22209.

Participants in the Merger Solicitation

Each of Gartner, CEB and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the Securities and Exchange Commission, be considered participants in the solicitation of CEB stockholders in connection with the proposed transaction is set forth in the proxy statement/prospectus described above filed with the Securities and Exchange Commission. Additional information regarding Gartner’s executive officers and directors is included in Gartner’s definitive proxy statement, which was filed with the SEC on April 11, 2016. Additional information regarding CEB’s executive officers and directors is included in CEB’s definitive proxy statement, which was filed with the SEC on April 29, 2016. You can obtain free copies of these documents using the information in the paragraph immediately above.